

Youcanevent.com
Promotional video
Transcription
Sep 2019
Confidential.

Transcription Script:

Every day in the world millions of events happen.

From birthday parties to business events, social gatherings, and weddings. Events represent the foundation of what makes us special.

Connected.

Thousands of venues are booked,
Billions of interactions are made (pictures, and selfies taken from events),
Millions of catering meals are purchased,
Staffers hired,
And hundreds of AV, furniture, decoration companies

Are rented every day.

This drives more than $1.7 trillion being spent every year globally just in these event services.

Still, it is challenging, and a stressful task to create these events and In Real Life experiences.

Until today,

My name is Antonio Trincao, and I'm one of the Co-founders and CEO of Youcanevent.com.

At Youcanevent we want to connect the world through celebration and bring humans together through amazing events and In Real Life experiences, by tackling first the business to the business events industry.

Today I'm going to show you the solution that the world has been waiting for:

First

We remove the stress.

We make it insanely easy for you to find, negotiate and book any kind of event service.
We offer an exceptional experience by voice:

"Hi Youcan, can you please recommend to me organic food, a bartender, an AV package, and a venue for a fireside chat in San Francisco next month?"

By text or messaging,

Or your own discovery with pre-curated event packages with suggestions, or by service category if you are looking just for specific services.

Second,

We want to remove the fear of something going wrong on the day of the event.

All the bookings made on Youcanevent.com include an event assistant that goes onsite to help you to validate all the services delivered, and help you with the event coordination.

Third,

We make it extremely organized and streamlined.

By providing you the Field Operations Portal which is a portal that streamlines the logistics during the event experience.

Manage all services with real-life tracking of deliveries, within a communication channel that notifies in real-time all recipients involved in the event.

Fourth,

We help to build your community.

The event assistants sent to help onsite during the event film video footages that are later shared through the community portal, for an exceptional post-event experience.
You'll be able to see past event experiences at your favorite venues, discover events near you, and engage with people around you.

Our community is driven by living a life filled with purpose and celebration, with more than:

- 5000 users registered in the Bay Area, California,
- Almost $1 million in gross revenue transacted through the platform,
- More than 300 events happening in the last 18 months,
- And more than 30,000 hours of videos recorded in the events

All of this wouldn't be possible with a high-quality community of vendors, venues, and individuals passionate to help you create memorable event experiences by providing more than 10,000 event services in the Bay Area with an average rating of 4.9 in 5 stars.

Youcanevent is completely free for both vendors and customers and just charges a small commission fee for all the services transacted through the platform, making it the #1 platform to create amazing events and In Real Life experiences.

Because our ambition was always being a vendors-first platform, we decided to make our platform open-source and white label for any vendor to use 360 for all of their business sales.
Vendors like the 906 World one of the San Francisco hottest venues, Big Oakland, The Covo, Canopy, Galvanize, 111 Minna Gallery, Mind the Bridge, and more can now take advantage of all the key differentiators mentioned above and use for their own customers.

__What about the future, 10, 20, or 30 years from now?__

Our ambition is to pioneer and re-define the one known as the event industry, and transform it into the, what __we call "The Celebration Industry"__

In the future, we want you to believe it, and then to see it.

Youcanevent has a Virtual Reality feature that allows you to visualize the most intrinsic and unique event layouts. The layouts are designed by our team in Palo Alto, California to facilitate your ideation, visualization, and sponsorship process.

Brands like the Growth Marketing Conference, have been happy customers in using their feature when organizing their conference and were able to attract sponsors like Google, Intercom, and Lyft in less than days to show them how their brands would be showcased In Real Life.

Our humbling, passionate, and ambitious team with myself as the Co-founder, CEO, and Designer of the whole Youcanevent experience, along with my co-founder and CTO, Andrius Sperque, former Lead R&D Software Engineer at Samsung,

*have been grateful to work with a fantastic roster of advisors such as **Mari Haraguchi** - Investment partner at Colopl Next (a Tokyo based Early Stage Fund), **Chris Yeh** - co-author of the book BlitzScaling alongside with Reid Hoffman Co-founder of Linkedin, **Dave Evans** - Former Cisco Chief Futurist, **David Meltzer** - CEO Sports 1 Marketing and Host of Entrepreneur Elevator pitch and Podcast.*

Event organizers from brands like Microsoft, Deutsche Bank, Pipedrive, WSGR, Stanford GSB, TEDx, and many more have used Youcanevent.com for their event experiences.

What are you waiting for?

Invest in Youcanevent as little as $100 and be part of this World Wide Celebration.

Youcan.

Youcanevent.

Life is a celebration